Mail Stop 6010

July 17, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. James C. Taylor
Chief Executive Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, NJ 08054

> **Re: SL Industries, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 26, 2007**
> **Form 10-Q for the quarter ended March 31, 2007**
> **File No. 1-4987**

Dear Mr. Taylor:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. James C. Taylor
SL Industries, Inc.
July 17, 2007
Page 2

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Critical Accounting Policies and Estimates, page 21

1.   Your critical accounting policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise this disclosure in future filings to provide information regarding how you arrived at each significant estimate, how accurate each estimate or assumption has been in the past, how much each estimate or assumption has changed in the past, and whether each estimate or assumption is reasonably likely to change in the future.

Item 9A. Controls and Procedures, page 36

2.   We note your statement that "any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this comment also applies to your Form 10-Q as of March 31, 2007.

3.   Further to the above, the language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please note this comment also applies to your Form 10-Q as of March 31, 2007.

Note 1. Organization and Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

4.	Your revenue recognition policy disclosure appears general considering your four operating segments. Please tell us if you have any products or services for which your revenue recognition policy differs from that which is disclosed. If material, revise future filings to disclose your revenue recognition policy for each of these unique products or services.

5.	Further to the above, we note your disclosure here and on page 21 regarding certain incentives that you offer to customers, including rebates, stock scrap programs and other sales incentives. Please tell us and revise future filings to address the following:

*	Describe each incentive that you offer your customers.
*	Disclose how you account for each of these incentives, including a discussion of how you estimate the amounts to record for these incentives.
*	For each incentive, discuss how your accounting complies with SAB 104, EITF 01-09, or other applicable literature.

Goodwill and Other Intangibles, page F-8

6.	Please revise future filings to disclose your accounting policy for your annual goodwill impairment test. Describe the two-step impairment test you perform in in accordance with SFAS 142. In addition, disclose the number of reporting units you have identified and when you test for impairment.

Note 8. Goodwill and Intangible Assets, page F-22

7.	Please revise future filings to disclose the amount of goodwill allocated to each of your segments. Refer to paragraph 45(c) of SFAS 142.

Note 11. Retirement Plans and Deferred Compensation, page F-24

8.	We note your disclosure regarding supplemental retirement benefits offered to certain retired and active directors, officers and key employees. Please address the following:

*	Revise future filings to provide the disclosures required by SFAS 132(R), or tell us why you do not believe these disclosures are required.
*	Notwithstanding the above, revise future filings to describe the material terms of the supplemental retirement benefits you offer to certain of your directors, officers and employees.

- Tell us the current total projected obligation under this supplemental retirement benefit plan as of December 31, 2006. Clarify for us how much of this obligation is currently reflected on your balance sheet.

Note 14. Acquisitions, page F-28

9.   With respect to the acquisition of Ault Incorporated, please reconcile the total purchase price of $13,986,000 disclosed on page F-28 with the total purchase price of $17,194,000 disclosed in the table on page F-29.

10.   We note your disclosure that the estimates used to value certain tangible and intangible assets for the Ault and MTE acquisitions are based on a third-party appraisal. While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

11.   We note that you recorded a significant amount of goodwill in connection with the acquisition of MTE. Please tell us and revise future filings to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

12.   To the extent that you have material acquisitions in future periods, please revise future filings to include the disclosures required by paragraph 52(c)(2) of SFAS 141.

Note 15. Industry Segments, page F-31

13.   We note your disclosure on page F-34 of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or goodwill. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Note 18. Selected Quarterly Financial Data, page F-36

14.   Please revise future filings to provide the disclosures required by Item 302(A)(3) of Regulation S-K. In this regard, we note significant charges recorded in the fourth quarter of 2006 relating to your discontinued operations.

Form 10-Q for the Quarterly Period ended March 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Accounting for Income Taxes, page 19

15.   Please reconcile the amount of total valuation allowances recorded as of December 31, 2006 as disclosed here ($2,157,000) to the amount disclosed on page 23 of the Form 10-K ($3,967,000).

Form 8-K/A filed April 10, 2006

16.   We note that this Form 8-K/A includes the audited financial statements of Ault Incorporated for the year ended May 29, 2005. However, we do not see where you have included unaudited interim financial statements for Ault Incorporated for the subsequent interim periods. Please amend this Form 8-K/A to include the unaudited interim financial statements required by Rule 3-05(b)(2)(ii) of Regulation S-X, or tell us why you believe you have presented the required information.

Exhibit 99.2 – Unaudited Pro Forma Combined Financial Statements

Note 5. Pro Forma Adjustments, page 6

17.   Please refer to adjustment (H). Please tell us how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

Form 8-K/A filed December 21, 2006

Unaudited Pro Forma Combined Financial Statements

18.   We note that the fiscal year end for the Company is December 31st and June 30th for MTE. Consequently, we note that the comparable 12 month period for MTE is added for presentation purposes. In your preparation of the pro forma combined statement of operations for this period, please explain why you used the historical results of MTE for the 12 months ended October 31, 2005 rather than the quarter ended December 31, 2005. Tell us if the pro forma statement of operations would have differed significantly had you used December 31, 2005.

Exhibit 99.2 – Unaudited Pro Forma Combined Financial Statements

Note 5. Pro Forma Adjustments, page 14

19.   Please refer to adjustment (G). Please tell us how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief